Mayer Brown LLP
71 South Wacker Drive
November 24, 2009	Chicago, Illinois 60606-4637

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www.mayerbrown.com
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chanda DeLong
                  Julie F. Rizzo
Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC Amendment No. 1 to Registration Statement on Form S-3 Filed September 16, 2009 File No. 333-160515
          On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated September 29, 2009 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3.
          The Depositor’s response to the Comment Letter is set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.
          Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.
Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

Mayer Brown llp
November 24, 2009

Part II
Signatures
1.	We note your response to our prior comment 8 and reissue in part. Please revise the signature page for VW Credit Leasing, Ltd. so that the registration statement is signed by at least a majority of the board of directors or persons performing similar functions or provide a legal analysis as to why the instruction for signatures on Form S-3 is inapplicable to you.

Response

In response to your comment, we have revised the signature page for VW Credit Leasing, Ltd. to include the signatures of the persons who perform for VW Credit Leasing, Ltd. functions similar to those of a board of directors.
* * * * *
          If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Angela Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.
Sincerely,
/s/ Stuart M. Litwin
Stuart M. Litwin
cc:      Allen Strang, Esq.